Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended June 30, 2026 and 2025

As at August 14, 2026

DISCLAIMER

The following Management’s Discussion & Analysis (“MD&A”) of the financial condition and results of the operations of SOL Strategies Inc. (the “Company” or “SOL Strategies”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the nine months ended June 30, 2026 and 2025. All information in this MD&A is given as of the nine months ended June 30, 2026 and 2025, unless otherwise indicated. All dollar figures are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A should be read in conjunction with the interim unaudited condensed consolidated financial statements for the nine months ended June 30, 2026, and 2025 together with the notes thereto (the “Interim Statements”). In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the three months ended June 30, 2026 (the “Quarter”) are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value in the common shares of SOL Strategies’ (“Common Shares”); or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The words “we,” “our,” “us,” “Company” and “SOL Strategies” refer to SOL Strategies, Inc. together with its management and/or employees of the Company (as the context may require).

These documents, along with additional information about SOL Strategies, are available under the Company’s profile at www.sedarplus.ca.

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. These forward-looking statements may include, but are not limited to, statements relating to:

-	Our expectations regarding our revenue, expenses, operations, and future operational and financial performance;

-	Our cash flows;

-	Popularity, adoption, and rate of adoption of cryptocurrencies;

-	The rise of Solana’s increasing market share in the asset tokenization market;

-	Our future growth plans and acquisition strategies;

-	Our ability to stay in compliance with laws and regulations or the interpretation or application thereof that currently apply or may become applicable to our business both in Canada, the United States (the “U.S.”) and internationally;

-	Our expectations with respect to the application of laws and regulations and the interpretation or enforcement thereof and our ability to continue to carry on our business as presently conducted or proposed to be conducted;

-	The reliability, stability, performance and scalability of our infrastructure and technology;

-	Our ability to attract new customers and maintain existing customers;

-	Our ability to attract and retain personnel;

-	Our expectations with respect to advancement in our technologies;

-	Our competitive position and our expectations regarding competition; and

-	Regulatory developments and the regulatory environments in which we operate.

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Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

-	Decline in the cryptocurrency market or general economic conditions;

-	Regulatory uncertainty and risk, including changes in laws or the interpretation or application or enforcement thereof and the obtaining of regulatory approvals;

-	We are subject to an extensive and highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations, or regulatory interpretation of such laws and regulations, could adversely affect our brand, reputation, business, operating results, and financial condition;

-	In connection with such laws and regulations or regulatory interpretation thereof, a particular crypto asset’s or product offering’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, and our business, operating results, and financial condition may be adversely affected;

-	Risks related to managing our growth;

-	Our dependence on customer growth;

-	The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected;

-	Regulatory risk, including changes in laws or the interpretation or application thereof and the obtaining of regulatory approvals;

-	Technology and infrastructure risks;

-	Cybersecurity risks;

-	Fluctuations in quarterly operating results;

-	Competition in our industry and markets;

-	Our reliance on key personnel;

-	Our reliance on third party service providers;

-	Exchange rate fluctuations;

-	Risks related to terrorism, geopolitical crisis, or widespread outbreak of an illness or other health issue; and

-	Risks associated with acquisitions and the integration of the acquired businesses;

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond SOL Strategies’ ability to predict or control. Readers are cautioned that the above does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that past performance is not indicative of future performance and current trends in the business and demand for crypto assets may not continue and readers should not put undue reliance on past performance and current trends. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

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DESCRIPTION OF BUSINESS

Corporate Overview

SOL Strategies, Inc. is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company’s Common Shares have traded on the Canadian Securities Exchange (“CSE”) under the symbol “HODL” and the National Association of Securities Dealers Automated Quotations under the symbol “STKE”.

In July 2024, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This strategic shift included becoming the first public company to focus on Solana (“SOL”) as a core balance sheet asset and operating high-performance validators on the Solana network1. The Company’s mission is to not only grow the Solana on its balance sheet but to operate secure validators that leverage Solana’s speed, throughput, and ecosystem to deliver long-term value for both users and investors. The Company is committed to developing technologies and operating verticals within the Solana economy and also optimizing staking efficiency and accessibility, further strengthening Solana’s position as a leading blockchain for institutional and enterprise applications. In Q3 of the 2026 fiscal year the Company acquired HoudiniSwap, LLC, adding a privacy technology and swap aggregation business that complements its operations and provides for additional revenue streams, independent of the price of SOL. The Company rebranded from Cypherpunk Holdings, Inc. to SOL Strategies, Inc. on September 9, 2024.

SOL Strategies, Inc. (“SOL Strategies” or the “Company”) is a Solana-focused digital asset infrastructure company. The Company generates revenue across three core, interconnected business lines — Validators, Privacy, and its Owned Corporate Treasury — supported by a disciplined acquisition strategy and an organic growth program described below.

Business Lines

Privacy

HoudiniSwap

HoudiniSwap LLC (“Houdini”) is a non-custodial, privacy-focused cross-chain swap aggregator that helps users access competitive swap routes across centralized exchanges, decentralized exchanges, and blockchain bridges, without ever taking custody of user funds; in doing so, users may opt to break the visible on-chain link between the sender and receiver of a transaction. HoudiniSwap routes transactions across more than 100 blockchain networks. As of August 6, 2026, HoudiniSwap had processed approximately US$2.8 billion in cumulative transaction volume since launch and maintained integrations with more than 40 exchange and wallet partners, including Jupiter and Solflare on Solana, as well as others, including Maestro, Bloom, Jumper, Terminal, OpenOcean, OneKey, and Rubic. This number is up from 32 partners at the acquisition’s closing on June 1, 2026. HoudiniSwap generated approximately US$13 million in revenue in 2025, prior to its acquisition by the Company, and more than half of its trailing-twelve-month transaction volume touches the Solana blockchain. HoudiniSwap earns revenue on each transaction executed through its infrastructure. Revenue is paid by the Decentralized Exchanges (DEX) or the Centralized Exchanges (CEX) where the trades are executed.

On May 4, 2026, the Company entered into a definitive agreement to acquire HoudiniSwap for total consideration of approximately US$18 million (CAD $26.6 million), comprising US$8.25 million in cash (US$7.0 million paid at closing and US$1.25 million payable as an indemnity holdback over the 18 months following closing), a further US$5.75 million in cash due December 1, 2026, US$4.0 million in common shares (2,812,301 shares issued at closing, priced on a 90-day VWAP basis and subject to a four-month statutory hold), and US$100,000 in common share purchase warrants — together with a two-year earn-out of up to US$10 million tied to an Adjusted EBITDA hurdle of US$2.5 million annually. The acquisition closed on June 1, 2026. The Company financed the cash portion of the purchase price through decentralized finance protocols on Solana using its own balance sheet, without selling treasury SOL.

1 https://www.jito.network/stakenet/steward/

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Darklake / Zyga

Darklake was founded in late 2024 during the Colosseum Global Radar Hackathon, where the team placed second in the DeFi track out of over 1,300 submissions. The original project was a zero-knowledge automated market maker (zkAMM) designed to enable private, MEV-resistant trade execution; in the course of that work, the team addressed a broader limitation in DeFi infrastructure by enabling a single zero-knowledge proof to remain valid despite market fluctuations. The team’s resulting proprietary ZK proving system, Zyga, is designed to bridge off-chain intent and on-chain settlement, enabling private, trustless execution: users can enforce trade execution constraints without revealing trade logic, and organizations can build compliant financial workflows, confidential execution environments, and verifiable identity systems without exposing underlying personal data. Zyga is built on Solana’s low-latency architecture, which the Company believes positions it to operate at institutional speed and scale.

On April 14, 2026, the Company completed the acquisition of substantially all of the assets of Darklake Labs Pte. Ltd. (“Darklake”), acquiring the Darklake IP, a related patent, and the founders and core development team, who joined the Company.

Following the Company’s acquisition of Houdini, the team has been exploring integration of Zyga’s technology with Houdini, with current efforts focused on expanding private, fully on-chain execution capabilities while preserving the transparency, security, and composability of on-chain infrastructure.

Validators

Third-Party Delegations

SOL Strategies’ third-party delegation business can be thought of as operating toll booths on the Solana network. Holders of SOL who do not want to run their own validator — the computer infrastructure that participates in and helps secure the network — can instead delegate their SOL to one of the Company’s validators. Delegating simply instructs the network to let a given validator represent the delegator’s tokens in network consensus; the underlying SOL never leaves the delegator’s own wallet, so delegators retain custody at all times and are not exposed to the risk of a validator absconding with their tokens. In exchange for supporting the network, delegated SOL earns staking rewards, conceptually similar to interest.

The Company earns revenue from this activity in two ways. First, it charges a commission on the staking rewards earned by the SOL delegated to its validators, in a manner similar to an asset manager’s management fee — the larger the pool of delegated SOL, the larger the rewards generated and the larger the commission that flows to the Company. Second, the Company earns a share of MEV (“maximal extractable value”), which can be thought of as additional transaction fees a validator captures through the efficient ordering of transactions within the blocks it produces. In short, third-party delegation revenue scales with the total SOL delegated across the Company’s validators and is earned as a percentage of staking rewards and MEV, rather than through the Company’s ownership of the underlying SOL.

The Company is one of the largest Solana validator businesses, which the Company believes allows it to grow its own Solana treasury at a faster pace and lower cost than competitors, in addition to the commission and MEV revenue described above. As of June 30, 2026, the Company’s proprietary and white-label validators had over 2.7 million SOL delegated to them, of which approximately 2.5 million SOL was delegated by third-party participants, alongside SOL the Company stakes on its own account. In addition the company’s liquid staking token, STKESOL, had delegations totalling approximately 646,000 SOL as at June 30, 2026, bringing the company’s total Assets under Delegation to 3.4m SOL

The Company built this business through a combination of organic validator operation and targeted acquisitions. It acquired three validators operating on the Solana, Solana Testnet, and Arch Testnet networks from Orangefin Ventures LLC in December 2024, followed by the acquisition of Laine’s validator operations in March 2025 and the Stakewiz assets during the six months ended March 31, 2025. The Company has also been selected as a validator by a number of institutional partners, including as the sole staking provider to the VanEck Solana ETF under a Staking Services Agreement, as a preferred validator for BitGo’s institutional staking platform, as an approved staking provider integrated by Tetra Trust, and runs 2 white-label validators for Pudgy Penguins and the Solana Seeker Mobile phone.

The Company operates this scalable and efficient validator network with minimal incremental costs. This business model generates reliable recurring revenue and positions the Company as an infrastructure provider within Solana’s expanding ecosystem. The validators are built with Institutional Grade Security and Compliance as the Company maintains the highest standards in compliance and cybersecurity as it has completed SOC 1 and SOC 2 Type I and Type II audits, alongside its ISO 27001 certification. This reflects the Company’s approach to meeting Institutional expectations. These frameworks are designed to ensure secure, transparent, and reliable operations—critical for gaining and maintaining trust among institutional stakeholders and regulatory bodies alike.

Liquid Staking Token (STKESOL)

Ordinarily, staked SOL is locked up for a waiting period before it can be withdrawn, and cannot be used for anything else while staked. A liquid staking token (“LST”) is designed to solve that: a holder deposits SOL and receives, in exchange, a different token that represents their staked SOL plus the rewards it is earning. That token can be traded, used as collateral, or deployed across decentralized finance (“DeFi”) applications, all while the underlying SOL continues to earn staking rewards in the background — conceptually, a receipt for staked SOL that happens to be spendable.

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STKESOL is the Company’s own LST, launched on January 20, 2026, with over 500,000 SOL staked at launch. A holder deposits SOL, and STKESOL is issued automatically in return by the SPL Stake Pool Program, a smart contract on the Solana blockchain; the deposited SOL is then staked out. As staking rewards accrue in the underlying pool, each STKESOL token becomes worth a proportionally larger amount of SOL over time, so the holder does not need to take any action to earn rewards. STKESOL can then be used on partner DeFi platforms, including Orca, Squads, Kamino, and Loopscale, with the Company continuing to seek further distribution.

STKESOL is distinct from delegating directly to one of the Company’s own validators: rather than concentrating stake with the Company’s own validators, STKESOL distributes the deposited SOL across dozens of different validators, selected using the Company’s Stakewiz ranking methodology (the “Wiz Score”), which weighs more than a dozen metrics covering performance, reliability, network health, and decentralization. The Company earns revenue from STKESOL through a combination of deposit fees and a percentage of the staking rewards generated by the pool — a revenue stream that is separate from, and additive to, the commission the Company earns on direct delegations to its own validators.

Owned Corporate Treasury

Separate from SOL delegated to it by third parties, SOL Strategies stakes its own SOL holdings and earns staking rewards of approximately 6% annually on that position. The Company’s owned SOL treasury has grown from 100,746 SOL as of the FY2024 pivot to Solana, to 459,792 SOL (of which slightly over 200,000 SOL is staked at the Company’s validators) as of June 30, 2026, alongside additional treasury positions in STKESOL and JTO. As of June 30, 2026, 252,851 SOL of the Company’s holdings were pledged to Kamino.

Because this treasury is held and staked directly by the Company, its value is directly linked to the market price of SOL — appreciation in SOL increases the value of this revenue stream and the underlying asset independent of growth in third-party delegations.

M&A Track Record

Since December 2024, the Company has completed a series of acquisitions expanding its business from a single validator operation into validators, liquid staking, and privacy technology: the Orangefin Ventures validators (December 2024), Laine’s validator operations (March 2025), the Stakewiz assets (six months ended March 31, 2025), the Darklake Labs assets and Zyga technology (April 2026), and HoudiniSwap (agreement May 4, 2026; closed June 1, 2026) — five transactions in under two years.

Key Growth Pillars

As the first publicly traded company in North America solely focused on the Solana blockchain, SOL Strategies is at the intersection of traditional capital markets and decentralized infrastructure. The Company recently expanded the business to include additional blockchains and infrastructure with the addition of the HoudiniSwap business, a business that has more than 50% of its transactions touching the Solana blockchain. Through our expanding infrastructure of a privacy focused execution system, Solana validator network, growing treasury, proprietary software platforms, and institutional partnerships, we provide a differentiated and compliant pathway for investors to participate in the future of digital finance.

The acceleration of institutional interest in digital assets, coupled with macro-level shifts toward programmable, tokenized finance, provides an opportunity for SOL Strategies to facilitate this market transition2. Our infrastructure supports the practical deployment of real-world asset tokenization, next-generation DeFi, and on-chain financial primitives that will power tomorrow’s capital markets.

By combining disciplined execution and forward-looking capital allocation, we are committed to building institutional grade blockchain infrastructure. Our long-term goal remains unchanged: to create enduring value for our shareholders while helping architect the decentralized financial rails of the future.

HoudiniSwap

The Company intends to grow its HoudiniSwap business by pursuing new partnerships, expanding existing integrations, expanding the product and by adding customers who use wallets currently outside those integrations. It also intends to incorporate Zyga into the product mix to offer additional privacy capabilities to both business (B2B) and retail customers.

Capital Efficient Treasury Compounding

Our Validator earn rewards on a SOL basis, enhancing treasury growth organically without the need for additional capital investment. The additional rewards earned through the Company’s validator operations enables the Company to compound treasury holdings on a capital efficient basis

2 FT: Fund management needs to make digital shift (https://www.ft.com/content/6ff1499c-7606-478d-b814-c9b4d8545708)

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As of June 30, 2026, the Company maintains approximately $50 million in liquidity, reflecting cash and cryptocurrency investments of which approximately $26 million is pledged as security to Kamino. This financial strength enables the Company to acquire additional SOL for staking, further build out validator infrastructure, and continue investing in technological innovation within the Solana ecosystem. Our ability to deploy capital dynamically in response to market conditions ensures we remain agile and opportunistic across cycles. The Company’s expected yield on staked SOL remains competitive, with published rates between 5-7% APY, according to publicly available data from Stakewiz.com.

Validators

The Company intends to grow its validator business by expanding institutional relationships, growing its base of individual wallet holders, and increasing exposure to its liquid staking product (STKESOL).

Solana and Broader Crypto Price Appreciation

Growth in the price of SOL and other crypto assets is expected to benefit the Company in two ways: on the validator business, the SOL the Company earns increases in USD value as the SOL price rises, even as the Company’s percentage take rate remains relatively stable; on the HoudiniSwap business, a portion of revenue is earned in non-USD stablecoins, the value of which likewise increases with broader crypto price appreciation while the percentage take rate stays the same.

Technology Innovation and Enhancements

At the core of SOL Strategies’ mission is a commitment to building intelligent, intuitive, and scalable staking tools. From real-time yield calculators to seamless wallet integrations, our proprietary suite of products and open-source tools—including the widely used Stakewiz.com platform and our non-custodial staking mobile app—enhance user experience and drive organic growth. The Company continues to invest in next-generation infrastructure that supports institutional and retail participation in the Solana ecosystem.

Maintaining the highest standards in compliance and cybersecurity is central to the Company’s operating philosophy. The Company completed SOC 1 and SOC 2 Type I & II audits, alongside the already existing ISO 27001 certification, reflecting the firm’s proactive approach to meeting institutional expectations. These frameworks are designed to ensure secure, transparent, and reliable operations—critical for gaining and maintaining trust among institutional stakeholders and regulatory bodies alike.

The Company operates a scalable and efficient validator network with minimal incremental costs. This business model generates reliable recurring revenue and positions the Company as an infrastructure provider within Solana’s expanding ecosystem.

Additional M&A

Building on its acquisition track record described above, the Company intends to continue evaluating additional acquisition opportunities, both within the Solana ecosystem and in adjacent technology verticals.

Strategic Financings

During the nine months ended June 30, 2026, the Company completed a private placement of units for gross proceeds of CAD$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”), led by Canaccord Genuity Corporation. The Company also announced an agreement to repay the remaining $9.2 million of the unsecured credit facility with its former Chairman, Antanas Guoga, outstanding at December 31, 2025, to be funded in part by a secured facility with Kamino Finance. Additionally, during the period, the OSC granted final receipt of a base shelf prospectus with a maximum offering USD$150 million. Together, all these initiatives provide flexible, institutional-grade financing to support continued growth.

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FINANCIAL OVERVIEW

Non-IFRS financial measures

The Company collects and analyzes operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to net income, total comprehensive income, and other results under IFRS, at this time the Company utilizes Adjusted EBITDA. We believe non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our financial condition, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, non-IFRS financial measurements are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-IFRS measure is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

The following presents a reconciliation of net loss, the most directly comparable IFRS measure, to Adjusted EBITDA for the three and nine months ended June 30, 2026 vs June 30, 2025:

Three months ended June 30	2026	2025
Adjusted EBITDA
Net operating loss	$(16,520,104)	$(5,784,980)
Add back:
Amortization	1,808,964	4,000,930
Share based compensation	1,301,601	1,843,959
Non-cash interest and accretion	850,385	840,795
Foreign exchange loss (gain)	855,835	(139,484)
Impairment losses on intangible assets	3,995,791	-
Realized loss (gain) on disposition of cryptocurrencies	1,128,230	546,202
Revaluation loss on digital assets	5,434,675	-
Adjusted EBITDA	$(1,144,623)	$1,307,422

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Nine months ended June 30	2026	2025
Adjusted EBITDA
Net operating loss	$(118,091,359)	$(7,407,505)
Add back:
Amortization	6,558,103	6,592,846
Share based compensation	3,497,468	5,692,950
Non-cash interest and accretion	2,553,878	1,658,440
Foreign exchange loss (gain)	577,981	(187,738)
Impairment losses on intangible assets	16,108,518	-
Realized loss (gain) on disposition of cryptocurrencies	22,815,028	(3,880,881)
Revaluation loss on digital assets	61,952,909	-
Adjusted EBITDA	$(4,027,474)	$2,468,112

Revenues

Swap aggregator income

The Company’s wholly owned subsidiary, HoudiniSwap LLC. (“HoudiniSwap”) derives its revenues from four main sources: (a) commission revenue from exchange partners; (b) transaction fees; (c) listing fees; and (d) token fees. While HoudiniSwap generally refers to a consumer that uses its platform as its customer, for accounting purposes, the Company’s customers are the cryptocurrency exchange partners. Houdini’s contracts with the exchange partners give them the ability to use Houdini’s platform to exchange certain cryptocurrencies without transferring any ownership of the cryptocurrencies to Houdini.

The Company earns transaction fee revenue through participation as a liquidity provider in decentralized-exchange liquidity pools. As traders execute exchanges in these pools, the Company becomes entitled to a proportional share of the transaction fee accumulated within the pool.

Validating income

The Company operates validator nodes on the SOL blockchain and earns staking rewards in the form of SOL.

Validator Node income is earned as transactions are validated on a blockchain. The Company performs validation services for SOL owned by third parties and its own SOL delegated to the Company’s validators. The validation services contribute to the security and functionality of the SOL network. In exchange, the Company receives a commission based on a pre-agreed percentage of the rewards earned by those validations. The Company receives rewards for these services provided to the blockchain (“the service”) and recognizes these rewards as validator income as they are received. The blockchain token rewards are only earned when the Company validates transactions that take place on the blockchain. When a transaction is validated by the Company’s node, rewards are deposited to the Company’s account.

The Company provides the service to the SOL Network (“the network”) and therefore the Company has determined there is no identifiable customer. In addition, because the network automatically distributes rewards; no party promises to pay consideration, and no party is obligated to deliver a service.

Validator income is recognized based on the reward received in the form of digital assets. This is considered a non-cash consideration, which the Company measures at fair value on the date received. The fair value of the reward received is determined using the quoted price of the digital asset at the time of receipt.

The Company has acquired and operates multiple high-performance validators. As of June 30, 2026, 3.4 million SOL with a value of approximately CAD$355 million, were staked across the Company’s validators & staking products, of which the Company owned 205,620 SOL. This represents a decrease of 0.4 million SOL (10.5%) delegated to its Validators since March 31, 2026. The Company’s validators are optimized for scalability, high availability, and competitive yields, ensuring operational efficiency and strengthening SOL Strategies’ role in supporting Solana’s network growth.

Staking income

For SOL held by the Company and delegated to the validator nodes it owns and operates, the Company is entitled to the full amount of staking rewards earned, at the same rate as any third-party SOL delegated to its Validators. Because both the delegated SOL and the validator infrastructure are under the Company’s control, these rewards do not arise from contracts with customers and are therefore outside the scope of IFRS 15. Staking rewards on self-delegated SOL are recognized as staking income or gains from digital asset activities, measured at the fair value of the SOL received in the period the entitlement to the reward is established. SOL rewards are calculated and distributed automatically by the SOL protocol at the end of each Epoch, each of which lasts approximately two to three days.

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As June 30, 2026, 205,620 of the Company’s SOL holdings were exclusively staked to its own high-performance Validators. This marks an approximate 55% decrease from the 460,418 SOL staked as of December 31, 2025, due to the deployment of SOL to support the Company’s liquid staking initiatives and to provide collateral for the Kamino debt facility.

The following tables present the Company’s staking and validating business for the three and nine month periods ended June 30, 2026, and 2025:

Three months ended June 30,	2026		2025
	Expressed in Solana	Expressed in Canadian Dollars	Expressed in Solana	Expressed in Canadian Dollars
Validator operations
Validator rewards, paid in Solana	2,531	$283,528	8,789	$1,800,319
Validator rewards received in other cryptocurrencies(1)	-	41,229	-	131,563
Validator income, paid in fiat	-	-	-	8,167
Validator fees, paid in Solana	(375)	(41,843)	-	-
Validator fees, paid in fiat	-	(190,993)	-	(193,623)
	2,156	91,921	8,789	1,746,426
Staking rewards (Solana)	4,295	530,378	6,271	1,293,856
Total staking and validating income	6,451	$622,299	15,060	$3,040,282

(1) 30,334 SUI tokens for the three months ended June 30, 2026 (2025 - 31,565 SUI tokens)

Nine months ending June 30,	2026		2025
	Expressed in Solana	Expressed in Canadian Dollars	Expressed in Solana	Expressed in Canadian Dollars
Validator operations
Validator rewards, paid in Solana	9,289	$1,475,050	16,681	$3,954,687
Validator rewards received in other cryptocurrencies(1)	-	160,178	-	267,491
Validator income, paid in fiat	-	-	-	12,482
Validator fees, paid in Solana	(1,126)	(179,608)	(290)	(63,779)
Validator fees, paid in fiat	-	(513,989)	-	(314,298)
	8,163	941,631	16,391	3,856,583
Staking rewards (Solana)	17,245	2,929,718	12,680	2,956,012
Total staking and validating income	25,408	$3,871,349	29,071	$6,812,595

(1) 72,236 SUI tokens for the nine months ended June 30, 2026 (2025 - 59,482 SUI tokens)

Operating Expenses

Impairment Loss on Intangible Assets

In accordance with IAS 36 Impairment of Assets, the Company assesses at each reporting date whether there is any indication that an intangible asset may be impaired. During the period ended June 30, 2026, indicators of impairment were identified for the validator nodes (the “Intangible Assets”). These indicators included:

-	Declines in the underlying delegated Solana;
-	Increased network competition leading to downward pressure on commission rates; and
-	Uncertainty regarding long-term validator economics

Amortization

Amortization is a non-cash item recorded over a 5-year period related to the multiple validator purchased by the Company and the acquired HoudiniSwap intangible assets. The Darklake assets acquired are amortized over approximately 17 months.

Share based compensation

Share based compensation is the valuation of options and restricted share units granted to employees, consultants and directors of the Company.

Professional Fees

Professional fees include fees for legal, audit, tax, and other special projects.

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Interest expense and accretion

Interest expense relates to the payment of interest on loan notes whether in crypto, stock, cash and the accretion as recorded under IFRS rules on long term debt issued with warrants.

Management remuneration and Fees

Consulting Fees includes the payments made to the majority of individuals and companies working on the business.

Investor Relations

Investor relations includes all costs for marketing including web site development, third party investor related services such as Water Tower and ICR, third party pr services and investor relationship development.

General and administrative

General and administrative expenses mainly include technology, product development, recruitment,

insurance, and other business expenses.

Listing Fees

Listing fees relate to the expenditures to the Canadian Securities Exchange, Nasdaq or related costs.

Directors fees

Directors fees relate to payments made to the directors of the Company.

Foreign exchange loss (gain)

The Company reports in Canadian dollars while many of its assets and liabilities are denominated in foreign currencies, mainly US dollars. Realized foreign exchange gains and losses arise on settlement of transactions; unrealized amounts arise on period-end translation and may reverse as rates fluctuate.

Revaluation loss on digital assets

Change in fair value of crypto assets held represents mark-to-market adjustments on crypto assets held which are carried at fair value.

Other Income (loss)

Realized Gain or Loss on disposition of cryptocurrencies

Realized losses are generated when the Company either sells some of its cryptocurrency for US Dollars or Canadian Dollars or swaps the cryptocurrency for other cryptocurrencies such as for STKESOL or another Liquid Staking Token.

Investment Income

Investment Income is generated when cryptocurrencies that are used for collateral generate yield on the collateral.

Transaction Costs

Transaction costs relate to one-time expenses for either M&A activity or debt financing.

TECHNICAL EXECUTION:

Technical Performance Achievements:

SOL Strategies’ validator business remains among the top performers in the sector3 and is continuously optimizing performance. During the period, our infrastructure continued to outperform key network benchmarks:

●	100% Uptime: All of the company’s validators maintained 100% uptime in the three months ended June 30, 2026

●	5.84% Average APY: During June, 2026, Orangefin outperformed the network average annualized staking yield (5.53%) through performance tuning and infrastructure enhancements

●	Institutional Staking Services: Announced in Q1 of the current financial year, we provide staking and reporting services to VanEck’s VSOL Staked Solana ETF via our Orangefin validator. During the financial year we also announced a new institutional staking partnership with Netcoins.

●	Solana Mobile Validator: We operate the official validator for the Solana Mobile phone, the default staking choice inside the phone’s native wallet and servicing over 28,000 unique wallets as at June 30, 2026

3 Orangefin ranks 3rd in APY (https://www.jito.network/stakenet/steward/)

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●	Liquid Staking Token Launch: In January 2026 the company launched a liquid staking token called STKESOL, allowing users to hold tokenized representation of staked Solana, maintaining full liquidity and access to decentralized finance platforms, while the company earns a commission on all underlying staking rewards. As at June 30, 2026, STKESOL has attracted over 646,000 SOL in stake from over 1,300 unique wallets.

●	BAM Deployment: Early adoption of the Jito Block Assembly Marketplace (BAM) Firedancer validator client on two nodes reinforces our commitment to infrastructure innovation and positions us to benefit from future throughput improvements.

●	New blockchain integration: HoudiniSwap, acquired during Q3 of the 2026 financial year, added support for Robinhood Chain

●	B2B expansion: In the months prior to the Company’s acquisition of HoudiniSwap and in the month following, HoudiniSwap completed several important integrations with partners, including as the default private send provider for Solflare wallet, as well as with Jumper

These metrics reinforce the strength of validator operations as a recurring revenue stream and a strategic pillar of our Solana-native platform. As institutional interest in staking continues to grow, we are well-positioned to scale both our footprint and rewards-driven revenue model.

PROPRIETARY TECHNOLOGY AND INFRASTRUCTURE INNOVATION

SOL Strategies continues to invest in technology to deliver scalable, performant, and user-centric solutions across the staking and validator landscape:

●	Privacy Technologies: The Company is engaged in a wholesale exploration of privacy technologies. This includes the offering of private swaps via HoudiniSwap, between the same token on the same chain, between different tokens and between different chains and any combination thereof. The Company is actively researching additional products and technologies related to privacy, including as further described below in zero-knowledge technology.

●	Yield Optimization: Leveraging its technical expertise within the Solana ecosystem, SOL Strategies operates a modified version of the Solana validator client on select nodes. This implementation enables enhanced yield performance for delegators, delivering above average returns compared to competing validators—even in cases where commission rates are identical.

●	Automation Platform: SOL Strategies has developed a proprietary automation platform that streamlines the management of its Solana validator fleet. This operational efficiency has supported strategic partnerships, including with Pudgy Penguins, and reinforces the Company’s ability to scale securely and reliably. Further details are outlined in a Company-published technical blog post.

●	White Label Validators: As a trusted validator operator on the Solana network, we now run two white label validators for Pudgy Penguins (PENGU) and Solana Mobile that result in additional revenue for the company. The Solana Mobile validator is the default validator for the new Seeker mobile phone, with the validator having over 28,000 unique wallets staking to it at quarter-end.

●	STKESOL: Launch of one of our flagship products, STKESOL, which is our own liquid staking token, powered by our own algorithmic delegation strategy that stakes to 75 validators.

●	Financial Reporting: The company built a proprietary data analytics platform that maps all of Solana’s staking rewards into a format that entities like State Street can accept, with VanEck being its first customer.

●	Zero-knowledge technology: Through the acquisition of the assets of Darklake Labs in April 2026 the company acquired the intellectual property to Darklake’s proprietary Zyga dynamic proof engine, with the co-founders and key engineers and researcher of Darklake joining the company. The Company is actively developing this IP with a view of enhancing the product offering of HoudiniSwap and possibly launching new standalone product offerings, subject to feasibility.

●	Stakewiz.com Analytics Platform: Acquired through the Laine transaction, Stakewiz.com is a widely used data platform within the Solana staking community, providing real-time validator performance metrics, network analytics, and staking education tools.

These tools support our broader strategic goal: to operationalize and democratize participation in decentralized capital markets.

INSTITUTIONAL PARTNERSHIPS

SOL Strategies both added and maintained significant partnerships with t VanEck, Bitgo, Tetra Trust, Neptune Digital Assets, Pudgy Penguins, Crypto.com, Netcoins, and Solana Mobile during the period. :

Together, these partnerships signal a shift in our distribution model toward one that mirrors the institutional reach of traditional prime brokerage services–built on performance, transparency, and trust.

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CAPITAL MARKET EXPANSION AND STRATEGIC FINANCING

SOL Strategies undertook multiple capital markets initiatives in the nine-month period ended June 30, 2026 to enhance flexibility and position the Company for long-term value creation:

Base Shelf Prospectus: The OSC has granted final receipt of a base shelf prospectus with a maximum offering size of USD$150 million.

At-the-Market Offering: During the period, the Company issued approximately 1.1 million common shares under its at-the-market (“ATM”) equity program for net proceeds of approximately $2.1 million.

Credit Facilities: During the period the Company entered into an agreement with its largest shareholder and former Chairman, Mr Antanas Guoga, to repay the outstanding balance of a credit facility in a mix of cash and stock and entered into a smart contract credit facility with Kamino, drawing approximately $13.9 million on the Kamino facility.

$30 million LIFE Offering: On October 1, 2025, the Company announced the completion of a private placement of units of the Company for gross proceeds of CAD$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each unit consists of one Common Share and one Warrant exercisable at CAD$8.90 for 36 months following closing of the LIFE Offering. The LIFE Offering was marketed by Canaccord Genuity Corporation, acting as agent and sole bookrunner.

Enhanced Investor Relations and Market Liquidity

SOL Strategies achieved higher trading volumes on both the CSE and NASDAQ markets, reflecting growing investor interest. The Company maintained active investor communication through multiple channels. Effective February 25, 2025, SOL Strategies engaged ICR, LLC (“ICR”) to provide certain investor relations services to the Company, including preparations for earnings reports, messaging development and execution, analyst engagement, investor targeting, which may include the distribution of information relating to the Company through digital, email and influencer marketing, development of investor relations infrastructure and best practices, and the provision of market research and intelligence. Additionally, the Company engaged Proconsul Capital, Ltd. to strengthen investor communication and outreach. The Company accelerated its investor outreach throughout 2025 attending and panelling in industry conferences such as Breakpoint in Abu Dhabi as well as multiple bank and broker sponsored events throughout Canada and the USA.

LONG-TERM INCENTIVE PLANS

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to acquire Common Shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of Common Shares subject to options granted under the Plan is limited to 10% in the aggregate of the number of issued and outstanding Common Shares of the Company at the date of the grant of the award. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the Company’s board of directors which cannot exceed ten years. The plan does not require any vesting period, and the Company’s board of directors may specify a vesting period on a grant-by-grant basis.

LEADERSHIP TRANSITION

Additions and changes to the SOL Strategies team during the nine-month period ending June 30, 2026, include the following:

Michael Hubbard, Chief Executive Officer: Mr. Hubbard joined SOL Strategies as Chief Strategy Officer on March 17, 2025, through the acquisition of Laine, founded in 2021 by Mr. Hubbard. Michael brings extensive expertise in validator operations, blockchain infrastructure, and decentralized network analytics as the founder of Laine and Stakewiz.com. On March 31, 2026, Mr Hubbard was appointed permanent Chief Executive Officer of the Company, having served as Interim CEO from October 1, 2025.

Steve Ehrlich, Chief Strategy Officer: On March 31, 2026, Steve Ehrlich was appointed Chief Strategy Officer. Mr. Ehrlich is a serial entrepreneur with extensive experience building and scaling financial services businesses. He co-founded Voyager Digital and previously founded Lightspeed Financial, a retail trading platform. In his role as CSO, Steve will focus on deepening institutional relationships and advancing the Company’s growth across the Solana ecosystem.

In March 2026 the company announced that Max Kaplan will be departing his role as Chief Technology Officer at the end of April. Mr Kaplan continues as a part-time consultant to the company, while technical leadership has been transitioned to Vitor Py Braga who joined the company from Darklake as Director of Engineering

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Solana Staking and Solana Validator Operations Risk

In fiscal 2025, SOL Strategies acquired three Solana validators and now owns four proprietary validators on the Solana network, three of which are 100% owned by the Company, one 78% owned. The Company also operates two validators for partners in our white label validator program. As a result of those acquisitions, the Company’s validator and Solana staking businesses have developed significantly since the end of the fiscal year ended September 30, 2024, which businesses are subject to their own risk factors, including those described below.

Risks related to validator operations

The Company expects that in fiscal 2026, a significant portion of the revenue generated by the Company will come from the awards realized by managing the Validators and by staking its own assets to such Validators. There is a risk that fewer third-party Solana holders delegate their Solana to SOL Strategies’ Validators, resulting in fewer awards and lower yields to the Company. Additionally, the revenue earned by validators is dependent on overall activity on the Solana blockchain and fees paid by users and is therefore subject to changes in overall market conditions.

Risks related to Staking Operations

The Company operates four validators in the Solana Network, three of which were acquired in fiscal 2025, and as such the Company earns crypto token rewards for processing transactions and securing crypto networks. Additionally, the Company operates two validators on the Sui network. The Company expects to, in large part, stake its crypto token rewards to its Validators. The Company’s decision to stake an individual crypto token depends on a combination of network quality, network liquidity and expected staking compensation, the percentage of which varies from token to token. The compensation percentage is determined by a combination of a network’s natural inflation rate, the transaction fees generated on the network, a token’s price, and the percent of total tokens being staked. As such, the Company’s compensation percentage may fall temporarily due to a short-term decline in transaction volume or an increase in the percent of crypto tokens being staked. The Company has no control over the compensation percentages of the various crypto tokens it chooses to stake, and the compensation percentage may fall below expected levels temporarily or permanently. The compensation percentage is expected to decrease as sector activity increases and more crypto tokens are invested in specific tokens. Staking revenues could decrease to a level that materially and adversely affects the Company’s staking assets and staking strategies, the value of its staking assets and the value of any investment in the Company.

Results of Operations

The Company’s financial performance during the nine months ended June 30, 2026 was affected by the continued trend in SOL prices and increased competition in the validator sector. Following a strong pricing environment through fiscal 2025, SOL prices declined subsequent to September 30, 2025 and remained volatile during the period, contributing to unrealized losses on the Company’s digital asset holdings. This price environment, combined with increased competition among validators, resulted in pressure on staking yields and validator margins.

During the period, the Company continued to expand its SOL treasury and validator operations; however, profitability was impacted by lower market prices, higher operating costs associated with scaling the platform, and amortization of validator-related intangible assets acquired in fiscal 2025. In addition, competitive dynamics in the validator ecosystem continued to require higher incentives to attract and retain delegated stake, leading to increased APY offerings and reduced margins.

A summary of the Company’s operating results for the three- and nine-month periods ending June 30, 2026 and 2025 is as follows:

	Three months ended June 30		Nine months ended June 30
	2026	2025 (Re-presented - Note 2)	2026	2025 (Re-presented - Note 2)
Operating income	$1,788,343	$3,040,282	$5,037,393	$6,812,595
Operating expenses	18,308,447	8,825,262	123,128,752	14,220,100
Net operating loss	(16,520,104)	(5,784,980)	(118,091,359)	(7,407,505)
(Loss) for the period	(17,629,780)	(8,179,892)	(119,355,810)	(9,778,469)
Total comprehensive (loss)	$(17,584,651)	$936,352	$(131,148,002)	$(23,776,527)
Net (loss) per share - basic and diluted	$(0.49)	$(0.40)	$(3.76)	$(0.50)

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The selected quarterly information below summarizes the financial information for the last eight quarters.

	Jun-26	Mar-26	Dec-25	Sep-25	Jun-25	Mar-25	Dec-24	Sep-24
	$ millions, except per share amounts
Income (loss) before taxes	(17.63)	(48.78)	(52.94)	(35.08)	(8.13)	(5.99)	4.39	7.05
Tax Recovery (expense)	-	-	-	(9.73)	(0.05)	1.16	(1.16)	(1.58)
Income (loss) for period	(17.63)	(48.78)	(52.94)	(25.26)	(8.18)	(4.83)	3.23	5.46
Net income (loss) per share (diluted)	$(0.49)	$(1.34)	$(2.09)	$(1.24)	$(0.40)	$(0.26)	$0.16	$0.41
Total comprehensive income (loss)	(17.58)	(48.20)	(65.36)	3.52	0.93	(32.54)	7.83	(2.27)
Total assets	96.70	85.86	132.09	169.60	164.28	124.91	74.63	28.90
Net book value	33.66	40.76	79.82	114.78	100.74	84.68	60.20	26.72

Comparison of the nine months ended June 30, 2026 and 2025 (Re-presented)

Total comprehensive loss of $131.1 million for the nine months ended June 30, 2026, compared to total comprehensive loss of $23.7 million for the nine months ended June 30, 2025 (re-presented). The increase was mainly due to the following items

-	Operating income decreased from $6.8 million (re-presented) to $5 million mainly from the decrease of Validation services income reflecting the significant decline in the average Solana price during the period and a reduction in per-epoch block rewards resulting from Solana's programmed disinflation of staking emissions. This decrease was partially offset by $1.2 million of swap aggregator revenue contributed by HoudiniSwap following its acquisition on June 1, 2026. Staking rewards were broadly consistent with the comparative period.
-	Operating Expenses increased by approximately $109 million driven by the following items:
-	Operating expenses that increased year over year
-	The Company recognized an impairment loss of $16.1 million of its Intangible assets related to the validators.
-	Increase in Professional Fees of 1 million to $3.1 million due to the Nasdaq listing being completed
-	Management Remuneration increased by $1.3million mainly due to the HoudiniSwap and Darklake acquisitions during the period .
-	General and Administrative expenses increased $1.4 million to $1.9 million mainly due to increased directors and officers insurance in light of the Company’s listing on the NASDAQ
-	Realized loss on the disposition of cryptocurrencies increased $26.7 million to $22.8 million due to the sales and swaps in cryptocurrencies at below cost
-	Revaluation loss on digital assets increased $61.95 million from nil in the prior period, reflecting the decline in Solana prices from US$208.74 (CAD$290) at September 30, 2025 to US$73.52 (CAD$104) at June 30, 2026, a 65% decline.
-	Items that decreased year over year
-	Stock based compensation decreased by $2.2million to $3.5 million as due to reduced option grant activity during the nine months ending June 30, 2026.

Comparison of the balance sheet as at June 30, 2026, to the balance sheet as at September 30, 2025

Total assets were $96.7 million at June 30, 2026 compared to $169.6 million at September 30, 2025, a decrease of $72.9 million, mainly due to:

●	Cryptocurrencies of $48.3 million (2025 – $126.5 million), reflecting the above mentioned decline in Solana prices of 65%.

●	Intangible assets of $23.2 million (2025 – $38.8 million), due to the $16.1 million write down of intangible assets during the nine-months ended June 30, 2026 and amortization of $6.6 million, partially offset by approximately $7.0 million of additions associated with HoudiniSwap and Darklake.

●	Goodwill of $21.6 million (2025 - $nil), due to the acquisition of HoudiniSwap.

Total liabilities were $63.0 million at June 30, 2026 compared to $54.8 million at September 30, 2025, an increase of $8.2 million, mainly due to:

●	Deferred transaction consideration of $11.3 million related to the HoudiniSwap deal (2025 - $nil)

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●	Credit facilities of $13.9 million (2025 – $16.2 million), primarily related to the repayment of the unsecured related party credit facility offset by funding from the Kamino crypto-backed facility; and

●	Convertible debentures of $33.2 million in aggregate (current portion $10.7 million and long-term portion $22.5 million) (2025 – $35.8 million), mainly due to the conversion of the ATW convertible debenture offset by the accretion of the First and Second Private Placement.

Shareholders’ equity was $33.7 million at June 30, 2026 compared to $114.8 million at September 30, 2025, a decrease of $81.1 million, mainly due to:

●	Capital stock of $123.0 million (2025 – $70.4 million), primarily driven by the $30 million LIFE Offering, shares issued for validator asset acquisitions, and convertible debenture conversions;

●	Reserves of $69.9 million (2025 – $72.4 million), mainly related to stock-based compensation and warrants issued offset by common share issuances for validator acquisitions;

●	Accumulated other comprehensive (loss) income of $0.0 million in 2026 (2025 – $19.0 million), primarily due to unrealized losses on cryptocurrencies and the transfer of historical unrealized gains to accumulated deficit upon disposal.

●	Accumulated deficit of $159.2 million (2025 - $47.1 million), due to losses incurred during the nine-month period, mainly due to losses on cryptocurrencies.

Other Financial and Capital Management

Outstanding Share Data

At June 30, 2026 (1)
Common shares outstanding:	39,241,299
Options to purchase common shares:	2,915,325
Restricted share units	88,603
Warrants:	6,479,463

At August 14, 2026(1)
Common shares outstanding:	39,486,879
Options to purchase common shares:	2,970,412
Restricted share units	55,089
Warrants:	6,479,463

(1)	Reflects the 1 for 8 share consolidation that occurred on August 5, 2025.

Cash Flow

For the nine months ended June 30, 2026, cash and cash equivalents increased by $0.1 million (2025 – increased by $1.4 million) reflecting cash used in operating activities of $7.8 million (2025 – $8.1 million), cash provided by financing activities of $31.8 million (2025 - $83.9 million) and cash used in investing activities of $23.9 million (2025 - $74.4 million).

Operating Activities

Net cash used in operating activities was $7.8 million for the nine months ended June 30, 2026. Our net cash used in operating activities reflected a net loss of $119.4 million, non-cash adjustments of $107.6 million and changes in operating assets and liabilities of $4 million. Non-cash adjustments primarily included $22.8 million in realized losses on dispositions of cryptocurrencies, $61.95 million in revaluation loss of digital assets, $22.8 million in write-off of intangibles and amortization of intangible assets, and $3.5 million in change in stock-based compensation, which were partially offset by $5.6 million in operating income (gross) earned in cryptocurrencies.

Net cash used in operating activities was $8.1 million for the nine months ended June 30, 2025. Our net cash used in operating activities reflected a net loss of $9.8 million, non-cash adjustments of $2.0 million, and changes in operating assets and liabilities of $.3 million. Non- cash adjustments primarily included $5.6 million of stock-based compensation, $6.5 million of amortization of intangible assets mainly offset by $6.7 million of cryptocurrency revenue received form validation and staking revenue and $3.9 million on gain on dispositions of cryptocurrencies.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of June 30, 2026, and as at the date of this MD&A.

RELATED PARTY DISCLOSURES

The Company’s related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

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Key Management Compensation

The compensation paid to key management is shown below:

Nine months ended June 30,	2026	2025
Salaries and management consulting fees	$1,477,533	$812,183
Director fees	376,402	44,000
Stock-based compensation	2,616,210	1,853,636
	$4,470,145	$2,709,819

At June 30, 2026, included in accounts payable and accrued liabilities is $24,012 (2025 - $nil) owed to related parties.

FAIR VALUE

The fair value of the Company’s cash and cash equivalents, accounts payable and accrued liabilities are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - June 30, 2026	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$-	$488,781
Financial liabilities at fair value through FVTPL
Convertible debentures	-	-	10,727,795
Earnout on transaction			1,011,496
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	48,270,208	-
	$-	$48,270,208	$12,228,072

Recurring fair value measurements - September 30, 2025	Level 1	Level 2	Level 3
Financial assets and liabilities at fair value through FVTPL
Equity investment	$-	$-	$685,662
Financial liabilities at fair value through FVTPL
Convertible debentures	-	-	14,477,841
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	126,529,342	-
	$-	$126,529,342	$15,163,503

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that the presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company’s cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinlore.com as of 24:00 UTC.

Management has concluded that an active market exists for SOL and other crypto assets to which the revaluation model has been applied. This conclusion is based on the availability of quoted prices in accessible markets with sufficient trading volume and liquidity. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and disclose any changes prospectively.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

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(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a)	The use of quoted market prices in active or other public markets

b)	The use of most recent transactions of similar instruments

c)	Discounted cash flow model

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the nine-months ended June 30, 2026 and the year ended September 30, 2025.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

Description	Fair Value		Unobservable Inputs	Range of Inputs
	June 30, 2026	September 30, 2025	June 30, 2026	June 30, 2026
Investments	$488,781	$685,662	(a) and (b)	N/A
Financial liabilities	$11,739,291	14,477,841	(c)	N/A

(v) Valuation processes

The Management includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer (“CFO”) at least once every three months which is in-line with the Company’s reporting requirements. The main Level 3 inputs derived and evaluated by the Company’s team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

-	Income, comparable market multiples, precedent transactions, and cost approach

-	Forecast revenue, expenses, and profitability

-	Income tax

-	Capex

-	Discount rates

-	Residual value

-	Volatility of underlying asset

-	Risk free rate of interest

-	Value of strategic coin reserves, if any

-	Weighting of various valuation approaches

-	Timing of liquidity date, if any

(vi) Active Market Considerations

In applying the revaluation model to its digital assets, management has determined that an active market exists for (“SOL”) and other crypto assets measured at fair value. An active market is one in which quoted prices are readily and regularly available from an exchange, dealer, broker, or pricing service, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Management considers trading volumes, liquidity, and the availability of reliable pricing data in reaching its conclusion. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and will disclose any changes prospectively.

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at June 30, 2026 and noted that a 20% decrease would result in a $97,756 decrease in fair value (September 30, 2025 - $137,132).

FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company considers capital to be its capital stock, warrants, and stock option components of shareholders’ equity.

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To effectively manage the Company’s capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the nine months ended June 30, 2026.

Safeguarding of Cryptocurrency Assets

The Company retains third-party custodians to safeguard its cryptocurrency assets. At June 30, 2026, custody arrangements were as follows:

Coinbase Custody Trust Company, LLC (“Coinbase”) - approximately 27% of holdings

-	Location: 200 Park Avenue South, Suite 1208, New York, NY 10003

-	Regulation: NY Department of Financial Services; qualified custodian under § 206(4)-2(d)(6) of the Advisers Act

-	Insurance: Annually renewed commercial crime policy (Coinbase Global Inc. as named insured)

-	Due diligence: SOC 1 and SOC 2 audit reports reviewed; no known security breaches

Fireblocks Inc. (“Fireblocks”) – approximately 18% of holdings

-	Location: 2 Penn Plaza, New York, NY 10121

-	Technology: Multi-party computation (MPC) technology

-	Certification: SOC 2 Type II certified

-	Due diligence: SOC 2 Type II audit report reviewed; publicly available insurance information reviewed; no known security breaches

The Company also deposited cryptocurrencies at Kamino Finance, a Defi lending protocol. Approximately 55% of it holdings cryptocurrency holdings consisting mainly of SOL were posted as collateral as at June 30, 2026 (see Note 11 in the Interim Statements).

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency-related risks arises in the normal course of the Company’s business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients’ assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at June 30, 2026, the Company holds $1,866,732 in cash and cash equivalents with the majority with high credit quality financial institutions (September 30, 2025 - $1.8 million). The Company’s due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges’ or custodians’ anti-money laundering (“AML”) and know-your-client (“KYC”) policies by the Company’s chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect to receivables.

Interest Rate Risk

The Company is exposed to interest rate risk on its Kamino Facility, which bears a variable interest rate based on pool utilization (approximately 3% at June 30, 2026). The Company’s convertible debentures bear fixed interest rates. At June 30, 2026, variable rate debt of $13.9 million represented approximately 29% of total debt obligations.

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Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly SOL; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company’s future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company’s digital wallets and the loss of the Company’s cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges’ failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client’s assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company’s cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the “digital wallet” in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and airdrop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency, allowing them to claim a specified amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or airdrop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

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Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As at June 30, 2026, management’s estimate of the effect on equity to a +/- 10% change in the market prices of the Company’s investments, with all other variables held constant, is $48,878 (September 30, 2025 - $68,566), and the effect of a +/- 10% change in the market price of the SOL token, with all other variables held constant, is $4.8 million (September 30, 2025 – $12.6 million).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets and liabilities in such currencies as of June 30, 2026, is -$9.5 million (September 30, 2025 - $14.9 million). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of approximately $1.0 million (September 30, 2025 - $1.4 million).

The Company’s subsidiaries have a United States dollar functional currency. Fluctuations in the USD/CAD exchange rate affect the translated value of the subsidiaries’ assets, liabilities, and results, with translation differences recognized in other comprehensive income.

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2026, the Company had cash and cash equivalents balance of $1.9 million (September 30, 2025 - $1.8 million) to settle accounts payable and accrued liabilities of $3.3 million (September 30, 2025 - $2.3 million). All of the Company’s trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms

While the Company’s cash position at June 30, 2026 was insufficient on its own to settle all current liabilities, management maintains access to substantial liquidity sources to meet obligations as they come due. The Company held digital assets with a fair value of approximately $48 million at June 30, 2026, of which $26 million was pledged against the $14 million Kamino facility. Net of the facility balance, the Company’s digital assets represented approximately $34 million of net liquidity, of which $22 million was unencumbered and available for conversion to fiat currency as needed. Additionally, the Company has access to capital markets through its USD$150 million base shelf prospectus dated November 14, 2025, and up to USD$480 million under its ATW convertible note facility, subject to market conditions and applicable terms.

Management’s near-term plan to meet operating expenses and debt obligations includes eliminating unnecessary operating expenses, utilizing revenue from its swap aggregator, staking and validating operations (although primarily in crypto), selective monetization of SOL holdings, opportunistic use of the shelf prospectus based on market conditions, and potential drawdowns under the ATW facility for strategic purposes. Management continuously monitors liquidity needs and may adjust its funding strategy as circumstances evolve.

Active Market Risk

The Company’s application of the revaluation model assumes the continued existence of an active market for SOL and other crypto assets (see Note 20 – Fair Value). A loss of such active markets could materially affect the Company’s ability to reliably measure fair value.

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in SOL and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the SOL network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company’s financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including SOL, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company’s ability to operate validator nodes, stake assets, or transact in SOL. Regulatory developments may also affect the liquidity, valuation, or classification of SOL under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

SOL Governance Risk

SOL’s development and governance are significantly influenced by the Solana Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While SOL operates as a decentralized blockchain, the Solana Foundation’s decision-making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company’s validator operations and the value of its SOL and SOL-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, SOL validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 proposed introducing a dynamic token emission model that would have adjusted SOL’s inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved but not has been implemented.

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The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness. New governance proposals have been put forward during the period under review, and brought to a vote following the period, that propose to increase the disinflation rate of the Solana network, as well as to implement a new resource-based transaction fee. The Company believes these are broadly positive proposals that will strengthen Solana economics and may bring additional revenues to validators in the case of the resource-based fee, commensurate with the compute workload required to validate the respective transactions. At the time of issuance of this document the outcome of those proposals is not yet known.

Privacy Technology Regulatory Risk

HoudiniSwap operates a non-custodial, privacy-focused cross-chain swap aggregator. Regulatory authorities in various jurisdictions have taken enforcement actions against privacy-enhancing cryptocurrency services, including sanctions designations and anti-money laundering enforcement. Changes in laws or regulations applicable to privacy-preserving transaction technologies, or enforcement actions against similar services, could restrict or prohibit HoudiniSwap’s operations, reduce the willingness of exchange partners to integrate with its platform, or expose the Company to regulatory enforcement, any of which could materially affect the Company’s operations and financial position.

Key Personnel and Integration Risk

A significant portion of the goodwill arising on the HoudiniSwap acquisition is attributable to its assembled workforce. The departure of key HoudiniSwap personnel, or the failure to successfully integrate HoudiniSwap’s operations, technology, and personnel with those of the Company, could impair the anticipated benefits of the acquisition.

Goodwill and Intangible Asset Impairment Risk

As a result of the HoudiniSwap acquisition, the Company carries goodwill of $21.6 million and related intangible assets. The recoverability of these assets depends on the future performance of the HoudiniSwap business. Adverse regulatory, competitive, or operational developments could result in impairment charges that would materially affect the Company’s reported results.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company’s business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company’s business.

CONSOLIDATION

On August 5, 2025, the Company consolidated its issued and outstanding common shares on the basis of one (1) new Common Share for every eight (8) existing Common Shares, subject to rounding adjustments. Following the consolidation, the number of issued and outstanding Common Shares was reduced from 176,696,312 to 22,087,035. The consolidation also resulted in proportional adjustments to outstanding stock options, warrants, and convertible securities. There was no change to the Company’s name or trading symbols.

SUBSEQUENT EVENTS

Subsequent to June 30, 2026, and prior to the date these Interim Statements were authorized for issue, the Company issued an aggregate of 245,580 common shares in connection with the following transactions:

Common Shares
Shares outstanding at June 30, 2026	39,241,299
RSU settlements (1)	31,574
ATW note conversion	214,006
Shares outstanding at the date hereof	39,486,879

(1) Net of 1,940 shares withheld for tax remittances.

OTHER INFORMATION

This management’s discussion and analysis of the financial position and results of operations for the three and nine months ended June 30, 2026, should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2025 and 2024. Additional information can be accessed through the Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company’s financial statements are the responsibility of the Company’s management and have been approved by the Board of Directors. The financial statements were prepared by the Company’s management in accordance with IFRS. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to the Company’s certifying officers.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the period end date and, based on that evaluation, have concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide absolute assurance due to the inherent limitations of any cost-effective system of controls to prevent or detect all misstatements due to error or fraud.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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Notwithstanding the foregoing, during the year ended September 30, 2025, management identified material weaknesses in the Company’s ICFR relating to:

(a) the absence of a formally designed and implemented process to account for significant, complex, non-recurring transactions; and

(b) the Company’s ability to obtain timely access to service organization control reports from a custodian that holds certain digital assets off-chain.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected and corrected on a timely basis. As a result of these material weaknesses, management has concluded that the Company’s ICFR was not effective as of the period end date.

Remediation Plan

The Company has initiated remediation of these material weaknesses and is currently in the design phase of a comprehensive remediation plan subject to Audit Committee approval:

Material Weakness (a) – Complex Transaction Accounting Process:

Management has designed formal policies and procedures for identifying, analyzing, and documenting complex transactions, with particular focus on unique financing structures, material transactions, and cryptocurrency-specific matters such as staking arrangements, token conversions, and governance participation. The framework includes transaction review protocols, escalation procedures, and requirements for independent technical accounting position papers on significant non-routine matters. External accounting advisors will be engaged to support the execution of these enhanced processes.

Material Weakness (b) – Service Organization Control Reports:

Management has developed a remediation approach that includes, negotiating enhanced service level agreements with custodians to establish contractual timelines for SOC report delivery, reducing custodial concentration risk, and evaluating custodial arrangements that provide more responsive reporting. The proposed plan may also include supplementary monitoring procedures such as enhanced reconciliation processes, direct confirmation protocols, and expanded analytical review of custodial activity to reduce reliance on delayed SOC reports.

The Audit Committee approved the remediation plan and, as at June 30, 2026, the policies and procedures to identify, analyze and document complex accounting transactions had been implemented and were in effect. Management continues to implement and test the remediation measures relating to the review of Service Organization Control (SOC) reports and expects these to be substantially implemented and operating by the end of the fourth quarter of fiscal 2026.

Material weaknesses in the Company’s ICFR will not be considered remediated until the relevant controls have operated for a sufficient period of time and management has concluded, through testing, that such controls are operating effectively.

“Michael Hubbard”

Chief Executive Officer

August 14, 2026

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